Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$48,117	$45,214	$38,173	$58,384	$45,532	$37,887
Interest applicable to rentals	684	655	974	799	1,091	407

Total fixed charges, as defined	$48,801	$45,869	$39,147	$59,183	$46,623	$38,294

Earnings as defined:
Net Income	$64,197	$111,866	$113,664	$96,334	$111,318	$112,120
Add:
Provision for income taxes:
Total	74,953	77,115	68,853	83,310	53,077	56,650
Fixed charges as above	48,801	45,869	39,147	59,183	46,623	38,294

Total earnings, as defined	$187,951	$234,850	$221,664	$238,827	$211,018	$207,064

Ratio of earnings to fixed charges, as defined	3.85	5.12	5.66	4.04	4.53	5.41